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July 24, 2009

Via EDGAR and Facsimile

Securities and Exchange Commission

100 F Street NE, Mail Stop 3720

Washington, D.C. 20549

Attention: Paul Fischer, Attorney-Advisor

Re:                             Liberty Media Corporation

Preliminary Schedule 14A (File No. 001-33982)

Liberty Entertainment, Inc.

Registration Statement on Form S-4 and Amendment No. 1 (File No. 333-158795)

Dear Mr. Fischer:

Liberty Media Corporation (“Liberty Media”) has previously filed, under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), its preliminary Schedule 14A (the “Proxy Statement/Prospectus”) on June 8, 2009.  Liberty Entertainment, Inc. (“LEI”), which has  been formed for the purpose of effecting the split-off described below, has previously filed, under the Exchange Act, its Registration Statement on Form S-4, as amended by Amendment No. 1 (“Amendment No. 1”) on June 8, 2009, of which the Proxy Statement/Prospectus forms a part.

Set forth below is our response to comment 1 contained in your letter to Liberty Media, dated July 21, 2009 (the “SEC Letter”), regarding the Proxy Statement/Prospectus and Amendment No. 1.  At your request, we are providing some background information on the proposed transactions, and, for your convenience, our response is preceded by the applicable Staff comment.

Liberty Media owns interests in a broad range of electronic retailing, media communications and entertainment businesses.  Those interests are attributed to three tracking stock groups, including the Liberty Entertainment Group which is tracked by the Liberty Entertainment common stock.  The Liberty Entertainment common stock trades on the Nasdaq Global Select Market: Series A Liberty Entertainment common stock under the ticker symbol “LMDIA” and Series B Liberty Entertainment common stock under the ticker symbol “LMDIB”.

Liberty Media seeks to redeem a portion of the outstanding shares of Liberty Entertainment common stock for all of the outstanding shares of LEI common stock, which would hold Liberty Media’s 56% interest in The DIRECTV Group, Inc. (“DIRECTV”), a 100% interest in Liberty Sports Holdings, LLC, a 65% interest in the Game Show Network, LLC and up to $30 million in cash and cash equivalents, together with approximately $2 billion of indebtedness (the “Split-Off”).  If the Split-Off is effected, Liberty Media will redeem, on a pro rata basis, 90% of the shares of LMDIA and LMDIB outstanding on the date designated by the board (the “Redemption Date”) for 100% of the outstanding shares of LEI.  Accordingly, on the Redemption Date, (i) 0.9 of each outstanding share of LMDIA will be redeemed for 0.9 of a share of LEI Series A common stock, and 0.1 of each share of LMDIA will remain outstanding; and (ii) 0.9 of each outstanding share of LMDIB will be redeemed for 0.9 of a share of LEI Series B common stock, and 0.1 of each share of LMDIB will remain outstanding, subject, in each case, to the payment of cash in lieu of any fractional shares.  Like the LMDIA and LMDIB, the LEI Series A common stock and the LEI Series B common stock will be substantially identical, except the LEI Series

B common stock will be convertible into the Series A common stock (but not vice-versa), the LEI Series A common stock will afford its holders one vote per share while the LEI Series B common stock will afford its holders 10 votes per share, and the LEI charter will include provisions regarding share distributions that seek to safeguard the relative voting power of the LEI Series B common stock.

On May 3, 2009, LEI and Liberty Media entered into an Agreement and Plan of Merger (the “Merger Agreement”) with DIRECTV and certain other parties.  To effect the combination of LEI and DIRECTV pursuant to a “double dummy” acquisition structure, Holdings was formed as a Delaware corporation that is currently a wholly owned subsidiary of DIRECTV, with two wholly owned subsidiaries, Merger Sub One and Merger Sub Two.  Following the Split-Off and subject to the satisfaction of certain conditions, at the effective time of the respective mergers: (i) Merger Sub One will merge with and into DIRECTV, and DIRECTV will be the surviving corporation in that merger (the “DIRECTV Merger”); and (ii) Merger Sub Two will merge with and into LEI, and LEI will be the surviving corporation in that merger (the “LEI Merger” and, together with the DIRECTV Merger, the “Mergers”).  As a result of the Mergers, and the conversion and exchange of securities, DIRECTV and LEI will each become a wholly owned subsidiary of Holdings, with Holdings as the new public parent company of DIRECTV and LEI.

In connection with the Merger Agreement, the Malones (including John C. Malone, who is Chairman of the Boards of Liberty Media, LEI and DIRECTV) have entered into an agreement (the “Malone Agreement”) pursuant to which, among other things, the Malones agreed to vote their shares in favor of the proposed transactions and against any competing transactions and to certain significant restrictions on their shares.  Pursuant to the Malone Agreement, and immediately prior to the completion of the DIRECTV Merger, the Malones will exchange all of their shares of LEI Series B common stock, representing approximately 92% of the outstanding shares of LEI Series B common stock and approximately 30.2% of the voting power attributable to all shares of LEI common stock expected to be outstanding at that time, for shares of Holdings Class B common stock (carrying 15 votes per share, having certain limited consent rights, and being subject to certain significant restrictions) (the “Malone Contribution”).  All other shares of LEI Series A common stock and LEI Series B common stock will be exchanged for shares of Holdings Class A common stock in the LEI Merger (carrying 1 vote per share). We discuss the substantive differences between the Holdings Class A common stock and the Holdings Class B common stock in more detail below.

Questions and Answers, page 1

Why are the Malones receiving shares of high-vote Holdings common stock?, page 3

1.                                       Comment:  We note your response to comment six from our comment letter dated July 8, 2009.  Please provide us with your analysis as to how the exception pursuant to Rule 13e-3(g)(2) applies despite the disparate treatment of the affiliated and unaffiliated LEI Series B shareholders, including with respect to voting rights attaching to the two different classes of DirecTV common stock to be received by them.  Please specifically address within your analysis Question 9 of the Commission’s “Interpretive Release Relating to Going-Private Transactions under Rule 13e-3,” Release No. 34-17719 (April 13, 1981), including the statement therein that “transactions in which affiliates may receive forms or amounts of consideration differing from that offered to the unaffiliated security holders do not provide the unaffiliated security holders with the equal treatment contemplated by the exception.”

Response:  As we indicated in our earlier correspondence, we believe the proposed transactions do not constitute a going private transaction subject to Rule 13e-3 because, among other reasons, the exception provided by paragraph (g)(2) of Rule 13e-3 applies.  In forming this belief, we reviewed and considered the guidance set forth in Question 9 of the Commission’s interpretative release No. 34-17719 (April 13, 1981) taking into account the totality of the circumstances surrounding the consideration to be exchanged.  Beginning with the amount of consideration offered, we note that holders of LMDIB other than the Malones (the “unaffiliated security holders”) will be entitled to exchange their LEI shares for Holdings shares at the exact same exchange ratio as the Malones.  With respect to the form of consideration offered, we note that both the unaffiliated security holders and the Malones will receive shares of Holdings common stock in the proposed transactions.  We acknowledge that the unaffiliated security holders will receive a different class of Holdings common stock (carrying a lower number of votes per share) than the class of Holdings common stock to be received by the Malones; however, the guidance provided by Question 9 indicates that differences in offered consideration run afoul of the purpose of the exception only when those differences deprive the unaffiliated security holders of “equal treatment” in the transaction.  We read the answer to Question 9 to mean that the equity security to be received by unaffiliated security holders must have rights and powers that are equivalent, on a relative basis, to both (1) those attributable to the securities they are surrendering in the transaction and (2) those attributable to the securities to be held by the affiliated security holders.  In the case at hand, the difference in the form of consideration to be offered to the unaffiliated security holders provides them with an “equivalent .. [, if not] enhanced equity interest” in Holdings, when compared, on a relative basis, both to the rights and powers afforded to them by the securities they are surrendering in the LEI Merger and to the rights and powers being afforded to the Malones by the securities to be offered in the Malone Contribution.  We respectfully submit that it cannot be the policy of this exception to Rule 13e-3 that unaffiliated security holders must receive equity securities that are identical to those received by the affiliated holders when, as here, those differences would adversely affect the unaffiliated security holders.

We have also considered the Staff’s interpretive guidance provided in Section 112.101 of the January 26, 2009 Compliance and Disclosure Interpretations (“Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3”) in considering whether these transactions constitute a 13e-3 transaction.  In that interpretive release the Staff concludes that “[w]hen the securities given up by unaffiliated security holders are voting common stock, the offer of new securities without voting rights would not fit within the Rule 13e-3(g)(2) exception, even though the new securities are denominated as common stock, because security holders will not receive an equivalent or enhanced equity interest.”  In this case, however, we respectfully submit that the unaffiliated security holders will be receiving voting common stock of Holdings as each share of Holdings Class A common stock is entitled to one vote per share, and such shares of common stock, as described in more detail below, will have an equivalent or enhanced equity interest.

By way of background, in exchange for, among other things, their agreement to vote their LMDIA and LMDIB shares (representing 30.2% of the voting power of the Liberty Entertainment common stock) in favor of the proposed transactions and against any competing transactions, the Malones, in their capacity as stockholders, required that Holdings issue to them shares of high-vote Holdings Class B common stock in exchange for their significant voting block of high-vote LEI Series B shares.  DIRECTV was willing to cause Holdings to issue Class B shares in exchange for LEI Series B shares in the proposed transaction so long as all holders receiving Holdings Class B common stock agree to significant restrictions on their Class B shares, including a one-year lock-up (which also precluded the holders from engaging in any substantial negotiations to buy or sell shares), a right of first refusal in favor of Holdings following the expiration of the lock-up and a redemption right in favor of Holdings upon Mr.

Malone’s death.  Holders receiving Holdings Class B shares would also be required to agree not to buy or sell any shares of LMDIB or LEI Series B common stock (or engage in any substantial negotiations with respect thereto) prior to the completion of the proposed transactions. Any holders who would be subject to these restrictions would lose all liquidity in their high-vote shares prior to and for a prescribed period following the closing of the proposed transactions.  DIRECTV imposed these restrictions in the belief they are necessary to preserve the tax-free treatment of the transactions.  Although the Malones were willing to accept these restrictions (together with the 24% cap on their aggregate voting power in Holdings), Liberty Media believed such restrictions would be inappropriate in the case of any unaffiliated security holders.  The parties further believed that, in any event, it would be impracticable, if not impossible, to negotiate such restrictions with and enforce such restrictions against public security holders.  As a result, the parties determined that the unaffiliated security holders would instead exchange, at the same exchange ratio applicable to the Malones, their LEI Series B shares for Holdings Class A shares.  The Holdings Class A shares will trade on a national securities exchange (whereas the Holdings Class B shares will not be listed for trading) and should be at least as liquid as DIRECTV’s shares of common stock are today due to the increase in public float associated with the dispersion of Liberty Media’s current block of DIRECTV voting securities in the proposed transactions.  Moreover, the unaffiliated security holders will benefit from a significantly more liquid security following the proposed transactions because the LEI Series B shares to be surrendered by the unaffiliated security holders are expected to be traded as thinly as the LMDIB shares are traded.  The Holdings Class A shares will also carry the same equity rights with respect to dividends and liquidations as the Holdings Class B shares.  Hence, after taking into consideration the substantial restrictions to be imposed on the Holdings Class B shares, we believe that the securities to be received by the unaffiliated security holders of LEI Series B common stock in the LEI Merger are superior to what the Malones are to receive in the Malone Contribution, except as to voting rights.

Yet, even after taking into account the difference in voting rights, the Holdings Series A common stock remains remain superior to the Holdings Series B common stock in the hands of the unaffiliated security holders, as the extra voting rights would not be meaningful in their hands.  We respectfully submit that it cannot be the policy of this exception to Rule 13e-3 that the unaffiliated security holders must receive identical securities to an affiliated security holder, if by doing so they are prohibited from receiving securities with features that, in the aggregate, are preferable to the unaffiliated security holders as compared to those being offered to the affiliated security holders. Based on recent outstanding share numbers, the unaffiliated holders of LMDIB: (i) control 2.6% of the voting power of all series of Liberty Entertainment common stock (as compared to the Malones’ 30.2% voting power), (ii) will control 2.6% of the voting power of all series of LEI common stock (as compared to the Malones’ 30.2% voting power); and (iii) were they to receive Holdings Class B common stock in the LEI Merger (without giving effect to the Malones’ 24% voting cap) would control 2.2% of the voting power of all series of Holdings common stock (as compared to the Malones’ 26.2% (again without giving effect to the 24% voting cap).  Given the de minimis benefit the higher vote Holdings Class B common stock would bestow on the unaffiliated security holders, as compared to the significant detriment they would suffer were they to be subject to all of the restrictions that would have been applicable to them as recipients of Holdings Class B shares, the receipt by the unaffiliated security holders of the Holdings Class A shares will leave them in a substantially equivalent (and, in some respects, superior) position relative to both (i) the rights and powers of the securities they are surrendering in the proposed transactions and (ii) the rights and powers of the securities to be obtained by the Malones as a result of the proposed transactions.  As a result, the receipt by the unaffiliated security holders of low vote shares under these circumstances does not deprive the unaffiliated security holders of “the equal treatment contemplated by the exception.”

For the reasons described above, we believe that the exception set forth in Rule 13e-3(g)(2) is properly applied to the proposed transactions.

If you have any questions with respect to the foregoing response to the SEC Letter or require further information, please contact the undersigned at (212) 408-2503.

Very truly yours,

/s/ Renee L. Wilm
Renee L. Wilm

cc:	Liberty Media Corporation
Charles Y. Tanabe
Craig E. Troyer

The DIRECTV Group, Inc.
Larry D. Hunter

Weil, Gotshal & Manges LLP
Frederick S. Green
Michael E. Lubowitz

Simpson Thacher Bartlett LLP
Marni J. Lerner